SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 8, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Calgary, Alberta, April 8, 2003 — The Right Honourable Donald Mazankowski, chair of the Corporate Governance Committee, today outlined several developments concerning the corporate governance practices of Shaw Communications Inc.

“In my report to the Annual Meeting of shareholders on December 4th, 2002, I emphasized the commitment of Shaw Communications Inc. to meeting the high standards of corporate governance and to developing corporate governance practices that would reflect new industry and regulatory standards as they evolved,” said Mr. Mazankowski. “We continue to make progress in updating and codifying our policies, procedures and practices. A part of this process is updating our shareholders and stakeholders of these developments.”

Mr. Mazankowski noted that the Corporate Governance committee has been actively moving forward on updating its governance policies since the Annual Meeting and has made progress on the following issues:

•	Ensuring that the composition of three key Board committees - Audit, Corporate Governance, and Human Resources, are all composed of independent Directors;

•	Approving the mandate of the Audit committee to reflect the latest regulatory and governance practices,

•	Further developing (approving) the mandates of all other Board committees to reflect the latest regulatory and governance practices,

•	Reviewing and further developing a written policy on related party transactions for the Company,

•	Continuing to develop and roll out a code of business conduct standards for all employees of the Company,

•	Further improvements to Board effectiveness and evaluation procedures,

•	Ongoing monitoring of new reforms suggested by Canadian and American regulatory and self governing bodies.

Mr. Mazankowski noted that an essential part of improving governance practices was improved communication with shareholders: “We believe that increased transparency in communicating our business activities leads to a more informed shareholder. This transparency improves the level of confidence of public investors and deepens the trust they have in our disclosure and accountability.”

“We believe that continued work needs to be done by the Company and all publicly traded company to re-establish a climate of trust with shareholders” noted Jim Shaw, Chief Executive Officer of Shaw Communications Inc. “We will continue to support the Board of Directors in its evaluation of our policies and the continued evolution of good governance practices.”

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:
Jim Shaw
Chief Executive Officer
Shaw Communications Inc.
403-750-4500